UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Synthetic voting map for the annual general meeting to be held on April 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 28, 2020.

2.	Synthetic voting map for the extraordinary general meeting to be held on April 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 28, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 29, 2020

Item 1

Synthetic voting map for the annual general meeting to be held on April 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 28, 2020.

NATURA &CO HOLDING S.A. Publicly-Held Company
Annual General Meeting - April 30, 2020 - 12h00 - Distance Voting Ballot - April 28, 2020

Synthetic Voting Ballot Map of the Annual General Meeting ("AGM"), comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561. The information in this document reflects the information available in our bookkeeping system as of this date.

SYNTHETIC VOTING MAP - BOOKKEEPER		COMMON SHARES

RESOLUTION MATTER		VOTE	SHARE HOLDING	% of corporate capital

1	Simple Resolution Approval of the management’s report and of the financial statements, together with the independent auditors’ report, related to the fiscal year ended on December 31, 2019.	APPROVE	178,434,584	15.03%
		REJECT	0	0.00%
		ABSTAIN	73,403,420	6.18%
2	Simple Resolution Approval of the proposal for allocation of the losses assessed in the fiscal year ended on December 31, 2019 to the Company’s accrued losses account.	APPROVE	222,000,392	18.69%
		REJECT	0	0.00%
		ABSTAIN	29,837,612	2.51%
3	Simple Resolution Approve the management proposal for definition of the number of twelve (12) members to compose the Company’s Board of Directors, with a unified term of office as set forth in the Bylaws.	APPROVE	239,843,731	20.20%
		REJECT	0	0.00%
		ABSTAIN	11,994,273	1.01%
4	Simple Resolution Resolution about the characterization of Messrs./Mses. Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell and Andrew George McMaster Jr. as candidates to independent members of the Board of Directors.	APPROVE	243,854,600	20.54%
		REJECT	866,304	0.07%
		ABSTAIN	7,117,100	0.60%
5	Election of the board of directors by single group of candidates Pedro Luiz Barreiros Passos / Antonio Luiz da Cunha Seabra / Guilherme Peirão Leal / Carla Schmitzberger / Roberto de Oliveira Marques / Gilberto Mifano / Fábio Colletti Barbosa / Jessica DiLullo Herrin / Ian Martin Bickley / Nancy Killefer / W. Don Cornwell / Andrew George McMaster Jr. Appointment of all names that compose the single slate (The votes indicated in this field will be disregarded if the shareholder holding voting shares also completes field 9 and the separate election referred therein occurs). - Chapa Única	APPROVE	222,754,597	18.76%
		REJECT	21,206,290	1.79%
		ABSTAIN	7,877,117	0.66%
6	If one of the candidates that compose the chosen slate leaves it, do the votes corresponding to their shares may keep being attributed to the chosen slate?	YES	50,656,076	4.27%
		NO	192,146,228	16.18%
		ABSTAIN	9,035,700	0.76%
7	In the event of adoption of the multiple voting procedure, do the votes corresponding to their shares need to be distributed in equal percentages to the members of the slate that you have chosen? [If the shareholder chooses “abstain” and the election occurs with the multiple voting procedure, his/her vote must be counted as abstention in the respective resolution of the meeting.]	YES	55,499,055	4.67%
		NO	0	0.00%
		ABSTAIN	196,338,949	16.53%
8.1	Vizualization of all candidates that compose the single slate to the indication of the % (percentage) of votes to be attributed.	% Equal voting	Number of equal shares	Number of shares
	Pedro Luiz Barreiros Passos	8.33%	4,623,071	55,499,055
8.2	Antonio Luiz da Cunha Seabra	8.33%	4,623,071	55,499,055
8.3	Guilherme Peirão Leal	8.33%	4,623,071	55,499,055
8.4	Carla Schmitzberger	8.33%	4,623,071	55,499,055
8.5	Roberto de Oliveira Marques	8.33%	4,623,071	55,499,055
8.6	Gilberto Mifano	8.33%	4,623,071	55,499,055
8.7	Fábio Colletti Barbosa	8.33%	4,623,071	55,499,055
8.8	Jessica DiLullo Herrin	8.33%	4,623,071	55,499,055
8.9	Ian Martin Bickley	8.33%	4,623,071	55,499,055
8.10	Nancy Killefer	8.33%	4,623,071	55,499,055
8.11	W. Don Cornwell	8.33%	4,623,071	55,499,055
8.12	Andrew George McMaster Jr.	8.33%	4,623,071	55,499,055
9	Simple Question Do you wish to request the separate election of member of the board of directors, pursuant to article 141, paragraph 4, II of Law 6,404 of 1976?	YES	177,458,355	14.94%
		NO	40,730,105	3.43%
		ABSTAIN	33,649,544	2.83%
10	Simple Question Do you wish to request adoption of the multiple voting procedure for election of the board of directors, pursuant to article 141of Law 6,404 of 1976?	YES	26,892,976	2.26%
		NO	96,010,323	8.09%
		ABSTAIN	128,934,705	10.86%
11	Simple Question Approval of the management proposal to resolve on the overall compensation of the Company’s managers, to be paid up to the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2020.	APPROVE	214,023,689	18.02%
		REJECT	2,830,630	0.24%
		ABSTAIN	34,983,685	2.95%
12	Simple Question Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law 6,404 of 1976?	YES	207,580,258	17.48%
		NO	26,991,577	2.27%
		ABSTAIN	17,266,169	1.45%
13	Simple Question If a second call is necessary regarding the AGM, may the voting instructions included in this Remote Voting Bulletin be considered also in the event of resolution for the matters of the AGM at a second call?	YES	231,280,084	19.48%
		NO	13,440,820	1.13%
		ABSTAIN	7,117,100	0.60%

Item 2

Synthetic voting map for the extraordinary general meeting to be held on April 30, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 28, 2020.

NATURA &CO HOLDING S.A. Publicly-Held Company
Extraordinary General Meeting - April 30, 2020 - 12h00 - BVD - April 28, 2020

Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561. The information in this document reflects the information available in our bookkeeping system as of this date.

SYNTHETIC MAP - BOOKKEEPER		COMMON SHARES

AGENDA		VOTE	SHARE HOLDING	% of corporate capital

1	Simple Resolution Approval of the management proposal for absorption of the losses assessed in the fiscal year ended on December 31, 2019 into the capital reserve account related to the premium in the issue/sale of shares.	APPROVE	225,515,723	18.99%
		REJECT	0	0.00%
		ABSTAIN	29,837,612	2.51%
2	Simple Resolution
	Approval of the management proposal for the amendment of the main section and paragraph 2, and the exclusion of paragraph 6, of article 16, the amendment of article 18 and its paragraphs, the amendment of paragraph 3 of article 19 and the inclusion of new item “xxvii” to article 20 of the Company’s Bylaws, to (i) change the unified term of office of the Board of Directors from up to one (1) year to two (2) years; (ii) create the position of Chief Executive of the Group and to specify its attributions; (iii) change and specify the attributions of the Co-Chairmen and of the Executive Chairman of the Board of Directors and; and (iv) implement adjustments to the operation rules and competences of the Board of Directors.	APPROVE	81,681,969	6.88%
		REJECT	166,554,266	14.03%
		ABSTAIN	7,117,100	0.60%
3	Simple Resolution
	Approval of the management proposal for amendment of article 21 and its paragraphs, the amendment of item “ii” of article 22, the exclusion of article 23, the amendment of article 24 and its paragraphs and the amendment of the main section, and the inclusion of new item “c” to paragraph 2 of article 25 of the Company’s Bylaws, to change the composition and structure of the Executive Board of the Company, in order to create and assign specific roles for the positions of Executive Officer for Latin America, Financial Officer, Investor’s Relations Officer, Corporate Governance Offer and Global Operations and Procurement Officer, and to reflect the creation of the position of Chief Executive of the Group.	APPROVE	248,236,235	20.90%
		REJECT	0	0.00%
		ABSTAIN	7,117,100	0.60%
4	Simple Resolution Approval of the management proposal for creation of the Group Operating Committee, with the respective creation of Subsection IV of Section II of Chapter III of the Company’s Bylaws.	APPROVE	248,236,235	20.90%
		REJECT	0	0.00%
		ABSTAIN	7,117,100	0.60%
5	Simple Resolution Approval of the management proposal for amendment of article 41 and exclusion of article 42, sole paragraph of the Company’s Bylaws, due to the Company’s current corporate structure.	APPROVE	248,236,235	20.90%
		REJECT	0	0.00%
		ABSTAIN	7,117,100	0.60%
6	Simple Resolution Approval of the management proposal for restatement of the Company’s Bylaws, including with the renumbering of articles, to reflect the modifications indicated above, as well as the amendment to article 5 of the Bylaws to state the updated figures for both the capital stock amount and the number of shares.	APPROVE	247,986,235	20.88%
		REJECT	250,000	0.02%
		ABSTAIN	7,117,100	0.60%
7	Simple Question If a second call is necessary regarding the EGM, may the voting instructions included in this Bulletin be considered also in the event of resolution for the matters of the EGM at a second call?	YES	237,267,312	19.98%
		NO	10,968,923	0.92%
		ABSTAIN	7,117,100	0.60%